Dechert
LLP

1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

WILLIAM TUTTLE

william.tuttle@dechert.com
+1 202 261 3352 Direct
+1 202 261 3009 Fax

January 18, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Document Filed On Behalf of Fifth Street Finance Corp. (File
     No. 814-00755)

Ladies and Gentlemen:

On behalf of our client, Fifth Street Finance Corp., a Delaware corporation, and pursuant to
Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a
copy of the Stipulation and Order to Dismiss Action which relates to the matter captioned *In Re
Fifth Street Finance Corp. Stockholder Litigation*, as filed in the Court of Chancery of the State
of Delaware on January 17, 2017.

Please do not hesitate to contact me at 202.261.3352 if you have any questions regarding this
filing.

Best regards,

/s/ William J. Tuttle

William J. Tuttle

Enclosure

cc: Patrick J. Dalton, Fifth Street Finance Corp.
       Kerry Acocella, Fifth Street Finance Corp.



IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE FIFTH STREET FINANCE CORP.
STOCKHOLDER LITIGATION

CONSOLIDATED

C.A. No. 12157-VCG

STIPULATION AND [PROPOSED] ORDER TO DISMISS ACTION

WHEREAS, on June 7, 2016, the Court entered a stipulation and order, which, among other things, consolidated the Delaware actions, appointed co-lead counsel, provided for the filing of an amended consolidated complaint (the "Complaint"), and otherwise stayed all proceedings in the above-captioned consolidated action until June 30, 2016, subject to certain limitations and conditions contained therein (the "Consolidation and Stay Order");

WHEREAS, the Consolidation and Stay Order provided that the parties can seek to lift or extend the stay at any time;

WHEREAS, on June 8, 2016, the Complaint was filed;

WHEREAS, on July 22, 2016, the Court extended the interim stay until August 15, 2016;

WHEREAS, on July 26, 2016, the parties to this consolidated action and to other related, earlier-filed shareholder derivative actions on behalf of Fifth Street Finance Corp. pending in the United States District Court for the District of Connecticut (the "Connecticut Federal Court") and in the Connecticut Superior Court for the District of Stamford/Norwalk entered into an agreement to settle all of the derivative actions, subject to the plaintiffs' completion of additional discovery and court approval (the "Settlement");

WHEREAS, on August 11, 2016, the Court extended the interim stay until September 30, 2016;

WHEREAS, plaintiffs completed the additional discovery on August 26, 2016 and determined to proceed with the proposed settlement;

WHEREAS, the parties to this consolidated action and the other related earlier-filed shareholder derivative actions agreed to present the proposed settlement for approval to the Connecticut Federal Court;

WHEREAS, on September 14, 2016, the Court extended the interim stay until 35 business days after the entry of an order by the Connecticut Federal Court either approving or rejecting the Settlement; and

WHEREAS, on December 13, 2016, the Connecticut Federal Court entered an order approving the Settlement; and

WHEREAS, no appeal has been filed with respect to the Connecticut Federal Court's December 13, 2016 order.

IT IS THEREFORE STIPULATED AND AGREED, by the parties hereto through their undersigned counsel, and subject to the approval of the Court, as follows:

1.   The above-captioned consolidated action shall be dismissed with prejudice.

SO STIPULATED BY AND BETWEEN THE PARTIES this 17th day of January, 2017.

OF COUNSEL:

KAHN SWICK & FOTI, LLC
Lewis S. Kahn
Melinda A. Nicholson
206 Covington Street
Madisonville, LA 70447
Tel.: (504) 455-1400
Fax: (504) 455-1498

Attorneys for Plaintiff James C. Cooper

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP
David Wales
John Vielandi
1251 Avenue of the Americas
New York, NY 10020
Tel.: (212) 554-1400
Fax: (212) 554-1444

Attorneys for Plaintiff Matt Gordon

ANDREWS & SPRINGER LLC

By: /s/ *Peter B. Andrews*
Peter B. Andrews (# 4623)
Craig J. Springer (# 5529)
David M. Sborz (#6203)
3801 Kennett Pike,
Building C, Suite 305
Wilmington, DE 19807
Tel.: (302) 504-4957
Fax: (302) 397-2681

Attorneys for Plaintiffs James C. Cooper and Matt Gordon

OF COUNSEL:

GAINEY McKENNA & EGLESTON
Gregory M. Egleston
Thomas J. McKenna
440 Park Avenue South, 5th Floor
New York, NY 10016
Tel.: (212) 983-1300
Fax: (212) 983-0383

Attorneys for Plaintiffs Justin A. Tuttelman and Ayn Lemke

OF COUNSEL:

PROSKAUER ROSE LLP
Ralph C. Ferrara
Ann M. Ashton
1001 Pennsylvania Avenue, N.W.
Suite 600 South
Washington, D.C. 20004
Tel.: (202) 416-6800
Fax: (202) 416-6899

Jonathan E. Richman
Eleven Times Square
New York, NY 10036
Tel.: (212) 969-3000
Fax: (212) 969-2900

Attorneys for Defendants Fifth Street Asset Management Inc., Leonard M. Tannenbaum, Bernard D. Berman, Todd G. Owens, Ivelin M. Dimitrov, Alexander C. Frank, Steven M. Noreika, David H. Harrison, Richard A. Petrocelli, and Frank C. Meyer

RIGRODSKY & LONG, P.A.

By: */s/ Seth D. Rigrodsky*
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
Tel.: (302) 295-5310
Fax: (302) 654-7530

Attorneys for Plaintiffs Justin A. Tuttelman and Ayn Lemke

RICHARD LAYTON & FINGER, PA

By: */s/ Catherine G. Dearlove*
Catherine G. Dearlove (#3328)
Brock E. Czeschin (#3938)
J. Scott Pritchard (#5654)
One Rodney Square
920 North King Street
Wilmington, DE 19801
Tel.: (302) 651-7700
Fax: (302) 651-7701

Attorneys for Defendants Fifth Street Asset Management Inc., Leonard M. Tannenbaum, Bernard D. Berman, Todd G. Owens, Ivelin M. Dimitrov, Alexander C. Frank, Steven M. Noreika, David H. Harrison, Richard A. Petrocelli, and Frank C. Meyer

OF COUNSEL:

O'MELVENY & MEYERS LLP
Allen Burton
7 Times Square
New York, NY 10036
Tel.: (212) 326-2000
Fax: (212) 326-2061

Attorneys for Nominal Defendant
Fifth Street Finance Corp. and
Defendants Brian S. Dunn, Douglas
F. Ray, Richard P. Dutkiewicz, Byron
J. Haney, and James Castro-Blanco

ASHBY & GEDDES, P.A.

By: */s/ Richard D. Heins*
Richard D. Heins (#3000)
500 Delaware Avenue
P.O. Box 1150
Wilmington, DE 19899
Tel.: (302) 654-1888
Fax: (302) 654-2067

Attorneys for Nominal Defendant
Fifth Street Finance Corp. and
Defendants Brian S. Dunn, Douglas
F. Ray, Richard P. Dutkiewicz, Byron
J. Haney, and James Castro-Blanco

APPROVED AND SO ORDERED this ____ day of _____, 2017.

_____
VICE CHANCELLOR SAM GLASSCOCK III

Court: DE Court of Chancery Civil Action

Judge: Sam Glasscock

File & Serve Transaction ID: 60078531

Current Date: Jan 17, 2017

Case Number: 12157-VCG

/s/ Judge Glasscock, Sam